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Exhibit 99.3

VANCEINFO TECHNOLOGIES INC.

(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING ("EGM") TO BE HELD ON
NOVEMBER 6, 2012 AND AT 3/F, BUILDING 8, ZHONGGUANCUN SOFTWARE PARK,
HAIDIAN DISTRICT, BEIJING 100193, PEOPLE'S REPUBLIC OF CHINA
(OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

Introduction

        This Form of Proxy is furnished in connection with the solicitation by the board of directors of VanceInfo Technologies Inc., a Cayman Islands company (the "Company"), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the "Ordinary Shares"), to be exercised at the EGM of the Company to be held at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China on November 6, 2012 at 9:00 am (Beijing time) and at any adjournment(s) or postponement(s) thereof.

        Only the holders of record, that is, persons entered in the register of members of the Company in respect of the Ordinary Shares at the close of business on October 12, 2012 (the "Record Date") are entitled to notice of and to vote at the EGM. Each Ordinary Share shall be entitled to one vote on all matters.

        The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given in respect of proxies which are otherwise valid, FOR the Special and Ordinary Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Extraordinary General Meeting.

        To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to the Company's Investor Relations Department at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China as soon as possible and in any event no later than 9:00 am on November 2, 2012 (Beijing time), failing which the proxy will not be valid. Completion and delivery of this form of proxy will not preclude you from attending the EGM and voting in person at the EGM if you so wish, but in the event of your attending the EGM and voting at the EGM after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

 VANCEINFO TECHNOLOGIES INC.

(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING ("EGM") TO BE HELD ON
NOVEMBER 6, 2012 AND AT 3/F, BUILDING 8, ZHONGGUANCUN SOFTWARE PARK,
HAIDIAN DISTRICT, BEIJING 100193, PEOPLE'S REPUBLIC OF CHINA
(OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

        I/We,                         of                         , being the registered holder of                        ordinary shares (Note 1), par value US$0.001 per share, of VanceInfo Technologies Inc. (the "Company") hereby appoint the Chairman of the EGM (Note 2) or                         of                         as my/our proxy to attend and act for me/us and on my/our behalf at the EGM (or at any adjournment thereof) of the Company to be held on November 6, 2012 at 9:00 am (Beijing time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us and in my/our name(s) in respect of the following resolutions in the following manner:

	RESOLUTION	FOR	AGAINST	ABSTAIN
		(Note 3)	(Note 3)	(Note 3)
		(Note 4)	(Note 4)	(Note 4)
1.

As a special resolution, THAT (1) the agreement and plan of merger, dated as of August 10, 2012, as amended by the amendment dated as of August 31, 2012, by and among the Company, HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft ("Merger Sub"), and Chemistry Merger Sub II Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "merger agreement"), (2) the plan of merger (the "plan of merger") by and among the Company and Merger Sub, pursuant to which Merger Sub will merge with and into the Company (the "merger") and (3) the transactions contemplated thereby, including the merger, are authorized and approved.

2.

As an ordinary resolution, THAT in the event that there are insufficient proxies received at the time of the EGM to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, the chairman of the EGM be instructed to adjourn the EGM in order to allow the Company to solicit additional proxies.

        Hisoft has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-4, which includes a prospectus of HiSoft relating to HiSoft shares and HiSoft ADSs to be offered in connection with the merger and which also functions as a joint proxy statement of the Company and HiSoft under Cayman Islands law (the "Joint Proxy Statement/Prospectus"). The merger agreement is in the form attached as Appendix A to the Joint Proxy Statement/Prospectus.

Dated
Signature(s) (Note 5)

Notes:

        1    Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

        2    If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE EGM OR" and insert the name and address of the proxy desired in the space provided. A member the Company may appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a member of the Company but must attend the EGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

        3    The board of directors of the Company recommends you vote FOR the proposals. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR." IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST." IF YOU WISH TO ABSTAIN FROM VOTING IN RELATION TO THE PROPOSALS, TICK THE APPROPRIATE BOX MARKED "ABSTAIN." Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies shall have discretion to vote as they determine. Proxies shall also be authorized to vote upon such other business as may properly come before the EGM, or any postponement or adjournment thereof in their discretion.

        4    The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given in respect of proxies which are otherwise valid, FOR the Special and Ordinary Resolutions set forth in this Form of Proxy.

        5    This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership's behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such.

        Joint owners should each sign personally. Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the EGM, either personally, or by proxy, in respect of such share(s) as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the EGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.

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  Exhibit 99.3
VANCEINFO TECHNOLOGIES INC.
VANCEINFO TECHNOLOGIES INC.